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May 14, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Blyth, Inc.'s Form 8-K dated May 8, 2009, and have the following comments:

1. We agree with the statements made in the first, second and third paragraphs and the first and second sentences of the fourth paragraph and the first sentence of the fifth paragraph of Item 4.01(a).

2. We have no basis on which to agree or disagree with the third sentence of the fourth paragraph and the second sentence in the fifth paragraph of Item 4.01(a) and the first and second paragraph of Item 4.01(b).

Yours truly,

Deloitte & Touche LLP